

August 16, 2016

Bernard Bot
Executive Vice President and Chief Financial Officer
Travelport Worldwide Limited
Axis One, Axis Park
Langley
Berkshire, SL3 8AG
United Kingdom

> **Re: Travelport Worldwide Limited**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-36640**

Dear Mr. Bot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Our Competitive Strengths, page 7

Resilient, Recurring, Transaction-based Business Model with High Revenue Visibility and Strong Cash Flow Generation, page 10

1. In the last paragraph of this section, you discuss Unlevered Free Cash Flow, a non-GAAP measure. Please revise this disclosure to prominently include the most comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Management Performance Metrics, page 48

2. Please clarify for us in further detail your definition of the term "Reported Segments" as presented here, as travel provider revenue generating units (net of cancellations) sold by your travel agency network appear to represent a unit of travel, whether purchased together or

separately. Clarify what "Reported Segments" encompass with respect to your products and services such as airline ticket, hotel stay, and rental car.

3. Your discussion of the purpose for inclusion of the non-GAAP measures of consolidated Adjusted EBITDA and adjusted net income (loss) on page 49 and additionally consolidated adjusted operating income in the Form 10-Q for the period ended June 30, 2016 does not include why you believe the presentation of these measures provide useful information to investors about your performance, as required by Item 10(e)(1)(i)(C) of Regulation S-K. Please revise your disclosure accordingly.   Please include a draft of your proposed revised disclosure with your response.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue, page F-10

4. In regard to both travel commerce platform revenue and technology services revenue, you state that revenue is recognized as the services are performed. Please tell us and revise your disclosure to specify when you consider these services performed. For example, you should state whether there are performance metrics that drive revenue recognition or whether you recognize revenue ratably over the subscription term. Please revise similar disclosure throughout your filing including page 54 in MD&A.

Note 7 – Intangible Assets, page F-25

5. Please tell us the facts and circumstances surrounding your retirement in fiscal 2015 of $98 million in customer relationships, but only $83 million in related accumulated amortization.

Note 18 – Segment Information, page F-48

6. You state here that you have one reportable segment. We note that you generate revenue from various sources, such as air and beyond air, and various geographic locations. Please tell us whether or not you have any components that are operating segments pursuant to ASC 280-10-50-1 and the basis for your conclusion. If you have operating segments, tell us why you believe aggregation into one reportable segment is appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Branch Chief
Office of Transportation and Leisure